SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   For the transaction period from       to


                       Commission file Number 0-27782

              THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                          (Full Title of the Plan)

                   DIME COMMUNITY BANCORP, INC.
                   209 Havemeyer Street, Brooklyn, NY  11211
                   (Name of issuer of the securities held pursuant to the plan
                   and the address of its pri   n    cipal executive office.)

      Registrant's telephone number, including area code: (718) 782-6200

ITEM 1                                                                             PAGE

INDEPENDENT AUDITORS' REPORT                                                       3
FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1997 AND 1996:

     Statements of Net Assets Available for Plan Benefits                          4
     Statements of Changes in Net Assets Available for Plan Benefits
       with Supplemental Information by Fund for the years ended
       December 31, 1997 and 1996                                                  5-6

     Notes to Financial Statements                                                 7-12

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND FOR
   THE YEAR THEN ENDED:

     Item 27(a) - Schedule of Assets Held for Investment Purposes                  12

     Item 27(d) - Schedule of Reportable Transactions                              13

SIGNATURES                                                                         14

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 the Dime Savings Bank of Williamsburgh:


We have audited the accompanying statements of net assets available for plan benefits of the Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information by fund in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis of the basic financial statements rather than to present information regarding changes in net assets available for plan benefits of the individual funds. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information by fund and supplemental schedules are the responsibility of the Plan's management, and have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets sold during 1997. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosures under the Employee Retirement Income Security Act of 1974.

/s/ DELOITTE & TOUCH LLP

June 19, 1998

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997 AND 1997

                                                                                   AT DECEMBER 31,
                                                                             --------------------------
                                                                          1997                            1996
INVESTMENTS, AT FAIR VALUE (Notes 1(e), and 2(c)):                  ----------------                 ---------------
   Fixed income funds:
     Short Term Investment Fund <Fa> <Fb>                                 $1,200,617                      $1,107,017
     Intermediate Term Bond Fund                                             396,694                         189,842
     Actively Managed Bond Fund                                              451,458                         213,187
                                                                    ----------------                 ---------------
       Total fixed income funds                                            2,048,769                       1,510,046
                                                                    ----------------                 ---------------
   Equity funds:
     Core Equity Fund <Fa> <Fb>                                              864,607                         574,264
     Value Equity Fund                                                       286,928                         266,030
     Emerging Growth Equity Fund <Fb>                                        480,780                         334,191
     International Equity Fund                                               117,978                         105,540
                                                                    ----------------                 ---------------
        Total equity funds                                                 1,750,293                       1,280,025
                                                                    ----------------                 ---------------
   Dime Community Bancorp, Inc. Common Stock Fund <Fa> <Fb>                5,620,842                       3,219,942
   Participant Loans Receivable                                              423,044                         262,445
                                                                    ----------------                 ---------------
TOTAL INVESTMENTS                                                          9,842,948                       6,272,458
CASH                                                                           7,411                           1,859
                                                                    ----------------                 ---------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                    $9,850,359                      $6,274,317
                                                                    ================                 ===============

<Fa> Represents 5% or more of the net assets available for Plan benefits at
December 31, 1997.
<Fb> Represents 5% or more of the net assets available for Plan benefits at
December 31, 1996.

See accompanying notes to financial statements.

                                        THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH INFORMATION BY FUND
                                                  YEAR ENDED DECEMBER 31, 1997
                                                  Information by Fund

                                                                                          DIME
               SHORT  INTERMEDIATE ACTIVELY                    EMERGING                 COMMUNITY
               TERM      TERM      MANAGED    CORE     VALUE   GROWTH    INTERNATIONAL BANCORP,INC.PARTICIPANT
            INVESTMENT   BOND       BOND     EQUITY    EQUITY  EQUITY       EQUITY       COMMON      LOANS       CASH       1996
               FUND      FUND       FUND      FUND      FUND    FUND         FUND      STOCK FUND  RECEIVABLE   BALANCE     TOTAL
             -------- ----------   --------- -------- -------- --------- ------------- ----------  ----------- --------- ----------
ADDITIONS:
Investment
 income:
Net
 apprecia-
 tion in
 fair
 value of
 invest-
 ments        $55,729    $24,954     $41,085 $186,439  $83,541   $32,534          $906 $2,073,204           -         -  $2,498,392
Interest
 income         6,763      1,207       1,496    5,680    1,772     3,158         1,066      8,756           -         -      29,898
Adminis-
 trative
 expenses        (825)      (406)       (594)  (1,739)    (564)   (1,280)         (118)    (3,595)          -         -      (9,121)
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
               61,667     25,755      41,987  190,380   84,749    34,412         1,854  2,078,365           -         -   2,519,169
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
Contrib-
 utions:
   Employee        -          -           -        -        -         -             -         -            -          -          -
   Employer        -          -           -        -        -         -             -         -            -          -          -
   Employee
    rollover   23,700        893       1,339   93,295   42,535   237,020        38,299    293,236          -          -     730,317
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
               23,700        893       1,339   93,295   42,535   237,020        38,299    293,236          -          -     730,317
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
Participant
 loan
 activity:
  Loan
   disburse-
    ments     (60,204)   (16,931)    (27,643) (65,176) (23,814)  (43,179)       (3,805)   (76,380)    $317,132        -          -
  Loan re-
   payments    40,263      4,872       5,679   26,635   11,916    15,337         2,857     53,999     (161,558)       -          -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
              (19,941)   (12,059)    (21,964) (38,541) (11,898)  (27,842)         (948)   (22,381)     155,574        -          -
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
  Total
  additions,
   net         65,426     14,589      21,362  245,134  115,386   243,590        39,205  2,349,220      155,574        -   3,249,486
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
DEDUCTIONS:
Participant
  distri-
   butions     (7,189)      (613)    (10,367) (41,492)  (7,385)  (22,132)       (9,478)   (19,573)      (3,066)       -    (121,295)
Forfeitures    (1,300)      (989)       (989)    (404)     (97)     (301)         (291)    (1,181)          -     $5,552         -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
Total de-
 ductions      (8,489)    (1,602)    (11,356) (41,896)  (7,482)  (22,433)       (9,769)   (20,754)      (3,066)    5,552   (121,295)
TRANSFERS:
Transfers
  from
  Pioneer
  Savings
  Bank, FSB
  Tax
  Deferral
  Savings
  Plan          9,954     24,360      61,842  214,796   40,131    88,677            -          -         8,091        -     447,851
Interfund
  transfers    26,709    169,505     166,423 (127,691)(127,137) (163,245)      (16,998)    72,434           -         -          -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
  Total
  transfers    36,663    193,865     228,265   87,105  (87,006)  (74,568)      (16,998)    72,434        8,091        -     447,851

  Net in-
  crease       93,600    206,852     238,271  290,343   20,898   146,589        12,438  2,400,900      160,599     5,552  3,576,042

NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS:
  BEGINNING
  OF YEAR   1,107,017    189,842     213,187  574,264  266,030   334,191       105,540  3,219,942      262,445     1,859  6,274,317
            --------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
END OF
 YEAR      $1,200,617   $396,694    $451,458 $864,607 $286,928  $480,780      $117,978 $5,620,842     $423,044    $7,411 $9,850,359
            ========= ==========   ========= ======== ======== =========   =========== ==========  =========== ========= ==========

See accompanying notes to financial statements.

                                        THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH INFORMATION BY FUND
                                                  YEAR ENDED DECEMBER 31, 1996
                                              Information by Fund

                                                                                          DIME
               SHORT  INTERMEDIATE ACTIVELY                    EMERGING                 COMMUNITY
               TERM      TERM      MANAGED    CORE     VALUE   GROWTH    INTERNATIONAL BANCORP,INC.PARTICIPANT
            INVESTMENT   BOND       BOND     EQUITY    EQUITY  EQUITY       EQUITY       COMMON      LOANS       CASH       1996
               FUND      FUND       FUND      FUND      FUND    FUND         FUND      STOCK FUND  RECEIVABLE   BALANCE     TOTAL
             -------- ----------   --------- -------- -------- --------- ------------- ----------  ----------- --------- ----------
ADDITIONS:
Investment
 income:
Net
appreciation
 (deprec-
   iation)
 in fair
 value of
 invest-
 ments        $68,870     $3,757     $(2,675)$125,177  $63,718  $101,624       $10,658 $1,000,782           -         -  $1,371,911
Interest
 income         2,535      1,092       1,212    4,428    1,847     2,486           443      7,835           -         -      21,878
Admin.
 expenses      (1,391)      (241)       (322)  (1,622)    (404)     (697)          (33)      (570)          -         -      (5,280)
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
               70,014      4,608      (1,785) 127,983   65,161   103,413        11,068  1,008,047           -         -   1,388,509
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
Contrib-
 utions:
   Employee    36,585     11,955      13,578   74,683   39,994    44,595        10,505     63,257           -         -     295,152
   Employer    17,020      5,275       6,510   29,470   20,623    14,071         3,710         -            -         -      96,679
   Employee
    rollover       -          -           -     1,973       -        987            -      16,775           -         -      19,735
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
               53,605     17,230      20,088  106,126   60,617    59,653        14,215     80,032           -         -     411,566
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
Participant
 loan
 activity:
  Loan
   disburse-
    ments     (69,933)    (8,021)    (12,019) (56,784) (17,110)  (22,677)       (1,554)   (12,725)    $200,823        -         -
  Loan re-
   payments    29,060      5,768       5,903   30,585   12,450    16,429         2,058     22,945     (125,198)       -         -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
              (40,873)    (2,253)     (6,116) (26,199)  (4,660)   (6,248)          504     10,220       75,625        -         -
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
  Total
  additions,
   net         82,746     19,585      12,187  207,910  121,118   156,818        25,787  1,098,299       75,625        -   1,800,075
             -------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
DEDUCTIONS:
Participant
  distri-
   butions    (43,998)    (4,286)    (27,044) (54,421)  (4,977)  (25,323)       (9,885)   (13,451)          -         -    (183,385)
Forfeitures       (42)       (42)        (41)    (638)    (217)     (705)          (91)    (1,016)          -     $1,506     (1,286)
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
Total de-
 ductions     (44,040)    (4,328)    (27,085) (55,059)  (5,194)  (26,028)       (9,976)   (14,467)          -      1,506   (184,671)
Interfund
  transfers  (877,407)  (238,546)   (244,132)(385,507)(158,336) (214,990)      (17,192) 2,136,110           -         -         -
             --------  ---------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
  Net in-
  crease
  (decrease) (838,701)  (223,289)   (259,030)(232,656) (42,412)  (84,200)       (1,381) 3,219,942       75,625     1,506  1,615,404
NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS:
  BEGINNING
  OF YEAR   1,945,718    413,131     472,217  806,920  308,442   418,391       106,921         -       186,820       353  4,658,913
            --------- ----------   --------- -------- -------- ---------   ----------- ----------  ----------- --------- ----------
END OF
 YEAR      $1,107,017   $189,842    $213,187 $574,264 $266,030  $334,191      $105,540 $3,219,942     $262,445    $1,859 $6,274,317
            ========= ==========   ========= ======== ======== =========   =========== ==========  =========== ========= ==========

See accompanying notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996

1.  DESCRIPTION OF PLAN

    The following is a brief description of the Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan"). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    a. GENERAL - The Plan is a defined contribution plan. Effective July 1, 1991, the Plan was amended to add a 401(k) feature. Under this feature, eligible full-time employees of Dime Savings Bank of Williamsburgh (the "Bank") are permitted to make pretax contributions to the Plan which, prior to May 31, 1996, were matched to a certain extent by contributions of the Bank. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         On June 26, 1996, the Bank completed a plan of merger (the "Merger") with Conestoga Bancorp, Inc. ("Conestoga"), the holding company for Pioneer Savings Bank, F.S.B. ("Pioneer"). In accordance with the terms of the merger agreement, officers and employees of Pioneer who became employees of the Bank, were entitled to participate in the Plan. These employees were treated as new employees of the Bank for purposes of the Plan. The Plan was amended effective June 12, 1996, in order to provide credit, for purposes of vesting and eligibility, to participants for service with Pioneer to the extent that such service was recognized for similar purposes under Pioneer's 401(k) Plan.

    b. ELIGIBILITY AND PARTICIPATION - Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.

         An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

    c. CONTRIBUTIONS - Participants may elect to contribute from 1% to 9% of their total annual compensation, not to exceed $150,000, to the Plan. Prior to May 31, 1996, the Bank contributed 50% of the first 6% of participant contributions for the first 48 months during which an employee participated in the Plan and 100% of the first 6% of participant contributions thereafter.

         In addition, prior to May 31, 1996, the Bank could, at its discretion, make special contributions for a plan year to the basic contribution account of any eligible employee. Such special contributions were limited to the amount necessary to ensure that the Plan complied with the requirements of Section 401(k) of the Internal Revenue Code.

         Effective May 31, 1996, the Plan was amended whereby the Bank shall not make any contributions to the Plan to match the Participant's basic contributions. Effective January 1, 1997, the Plan was again amended whereby participant contributions were no longer permitted. The elimination of participant contributions to the Plan resulted from participants receiving virtually all of their allowable benefits under
         Section 415 of the Internal Revenue Code from other tax qualified benefit plans of the Bank or its parent, Dime Community Bancorp, Inc. (the "Company").

         During the year ended December 31, 1997, rollover contributions totaling $730,317 were received from Plan participants who were former participants of the Employee Stock Ownership
         Plan of Conestoga Bancorp, Inc.

    d. VESTING - Participant contributions and earnings thereon are nonforfeitable. Participants' rights to Bank contributions vest based upon the number of years of service during which the employee is a participant in the Plan. The vesting schedule is as follows:

             NUMBER OF YEARS OF SERVICE VESTED PERCENTAGE

                Less than 2 years            0%
                Less than 3 years           25
                Less than 4 years           50
                Less than 5 years           75
                5 or more years            100

    e. INVESTMENTS - Information concerning plan investments is described in the following paragraphs.

           TRUST FUNDS MANAGED BY RETIREMENT SYSTEM GROUP INC.("RSI") - Under the terms of a trust agreement with RSI, formerly known as Retirement System for Savings Institutions, the Plan participates in certain trust funds managed by RSI. The trust agreement provides for the continued operation of RSI as an open-end management investment company under the Investment Company Act of 1940. RSI consists of two groups of investment funds - the Fixed-Income funds, which are invested in fixed income investments with limited equity holdings, and the Equity funds, which permit a higher percentage of plan funds to be invested in common stocks. As of December 31, 1996, there were seven investment funds. The funds currently consist of (i) four Equity funds: (a) Core Equity Fund, (b) Value Equity Fund (c) Emerging Growth Equity Fund and (d) International Equity and (ii) three Fixed Income funds: (a) Short Term Investment Fund, (b) Intermediate Term Bond Fund and (c) Actively Managed Bond Fund. The Plan has elected to belong to both the Fixed-Income funds and the Equity funds for which RSI has sole discretionary authority concerning purchases and sales of investments therein.

           DIME COMMUNITY BANCORP, INC. COMMON STOCK FUND - On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by the Company. The Company issued approximately 14.5 million shares of common stock in a Subscription and Community offering. The Plan was able to participate in this conversion.

           Pursuant to a plan amendment dated February 8, 1996, eligible employees of the Bank who were participants in the Plan immediately prior to the consummation of the Conversion, and former employees and beneficiaries of deceased former employees who have an account under the Plan were offered an opportunity to invest all or a portion of their accounts in common stock issued in connection with the Conversion by electing to transfer amounts therein that are currently invested in other funds into a newly established fund, the Dime Community Bancorp, Inc. Common Stock Fund (the "DCB Stock Fund"), which currently invests solely in the common stock of the Company, with excess cash invested in short-term money market investments. On June 26, 1996, approximately

           $2,092,000 was transferred to the DCB Stock Fund to purchase shares of the Company's common stock issued in the Conversion.

         Prior to May 31, 1996, contributions to the Plan were placed in any of the above funds in multiples of 10%, at the election of the participant. Effective May 31, 1996, the Plan was amended in order to permit contributions to be placed in the above funds in multiples of 1% at the election of the participant. Effective January 1, 1997, the Plan was amended whereby participant contributions are no longer permitted.

    f. DEATH, RETIREMENT AND DISABILITY BENEFITS - The unvested portion of the remainder of the accumulated share of a participant's account shall become fully vested immediately upon attainment of age 65, or, if earlier, upon the termination of the participant's membership by reason of death, disability or retirement.

         A participant is eligible for early retirement benefits upon attaining age 60 or a combined aggregate of 30 or more years of vested service with a participating bank. In addition to any one of the two criteria, a participant must complete five years of creditable service.
         Effective March 1, 1997, the Plan was amended to permit former Pioneer 401(k) Plan participants early retirement as early as the first day of the month on or after attaining age 55. This amendment was made to provide these participants substantially similar benefits as had existed under the Pioneer 401(k) Plan.

    g. WITHDRAWAL OF FUNDS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

    h. LOANS TO PARTICIPANTS- Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time. The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. The loans are secured by balances in the participant's account. Loan repayments are made by automatic payroll deduction.

    i. FORFEITURES - If a participant is not fully vested and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are treated as Bank contributions and are applied to reduce the amount of subsequent Bank contributions otherwise required to be made.
         Effective January 1, 1997, the Plan was amended whereby forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.

    j. PLAN TERMINATION - Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank's contributions) at the termination date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The significant accounting policies followed by the Plan are as follows:

    a. BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

    b. USE OF ESTIMATES - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include the fair market value of certain investments as described in Notes 2(c) and 4 to the financial statements.

    c. INVESTMENTS - The Plan's investments are carried at fair value. The Plan's investments in the funds of RSI consist of units of beneficial interest in the funds in which the Plan participates. The Plan's proportionate share of the value of the underlying securities comprising each fund's net assets is based upon the number of units held. The investment in the DCB stock fund is carried at fair value based upon the closing price of the Company's common stock as quoted in the Wall Street Journal.

         Employee loans receivable are carried at face value, which approximates fair value.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis.

    d. INVESTMENT INCOME - Investment income recognized by the Plan includes current earnings from investments, net gains or losses realized from the sale of investments, and the net change in the unrealized appreciation or depreciation in the funds' assets.

    e. ALLOCATED EXPENSES - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers' commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

    f. RECLASSIFICATIONS - Certain reclassifications have been made in the prior year financial statements to conform to reporting practices followed in the current year.

3.  UNIT ACTIVITY FOR TRUST FUNDS MANAGED BY RSI

    Changes in units of beneficial interest of the trust funds managed by RSI from January 1, 1997 to December 31, 1997 were as follows:

                                                                FIXED-INCOME FUNDS
                                                    -----------------------------------------------------
                                                                            UNIT
                                                     UNITS                  VALUE              FAIR VALUE
   Short Term Investment Fund:
     Ending                                          55,868.64             $21.49              $1,200,617
     Beginning                                       54,053.56              20.48               1,107,017
                                                   -----------           --------             -----------
     Net increase                                     1,815.08              $1.01                 $93,600
                                                   ===========           ========             ===========
                                               -10-

                                                                            UNIT
                                                     UNITS                  VALUE              FAIR VALUE
   Intermediate Term Bond Fund:
     Ending                                          12,350.37             $32.12                $396,694
     Beginning                                        6,328.07              30.00                 189,842
                                                   -----------           --------             -----------
     Net increase                                     6,022.30              $2.12                $206,852
                                                   ===========           ========             ===========
   Actively Managed Bond Fund:
     Ending                                          12,958.04             $34.84                $451,458
     Beginning                                        6,712.44              31.76                 213,187
                                                   -----------           --------             -----------
     Net increase                                     6,245.60              $3.08                $238,271
                                                   ===========           ========             ===========

                                                                        EQUITY FUNDS
                                                     -----------------------------------------------------
Core Equity Fund:
     Ending                                          11,424.51             $75.68                $864,607
     Beginning                                        9,509.26              60.39                 574,264
                                                   -----------           --------             -----------
     Net increase                                     1,915.25             $15.29                $290,343
                                                   ===========           ========             ===========
Value Equity Fund:
     Ending                                           4,968.45             $57.75                $286,928
     Beginning                                        6,066.82              43.85                 266,030
                                                   -----------           --------             -----------
     Net (decrease)/ increase                        (1,098.37)            $13.90                 $20,898
                                                   ===========           ========             ===========
Emerging Growth Equity Fund:
     Ending                                           6,569.83             $73.18                $480,780
     Beginning                                        4,943.65              67.60                 334,191
                                                   -----------           --------             -----------
     Net increase                                     1,626.18              $5.58                $146,589
                                                   ===========           ========             ===========
Emerging Growth Equity Fund:
     Ending                                           2,550.32             $46.26                $117,978
     Beginning                                        2,302.36              45.84                 105,540
                                                   -----------           --------             -----------
Net increase                                            247.96              $0.42                 $12,438
                                                   ===========           ========             ===========

4.  TRANSFER OF ASSETS FROM PIONEER SAVINGS BANK, F.S.B. TAX DEFERRAL PLAN

    On March 31, 1997, the Pioneer Savings Bank, F.S.B. Tax Deferral Savings Plan ("Pioneer Plan") was merged into the Plan. The assets of the Pioneer Plan, which related to employee and employer contributions made prior to the Merger, totaled $447,851 at March 31, 1997.

5.  TAX STATUS

    The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under
    Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated October 22, 1996. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                  * * * * * *

                                                                    SCHEDULE 1

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 1997

        (A)                 (B)                            (C)                             (D)                (E)
PARTIES-IN-INTEREST   IDENTITY OF ISSUER           DESCRIPTION OF INVESTMENTS              COST       CONTRACT/ MARKET VALUE
------------------- ---------------------------  --------------------------------   ---------------- -----------------------
        Yes         RSI Retirement Trust         Core Equity
                                                    (11,424.511 units)                      $577,359                $864,607
        Yes         RSI Retirement Trust         Emerging Growth Equity
                                                    (6,569.828 units)                        382,695                 480,780
        Yes         RSI Retirement Trust         Value Equity
                                                    (4,968.450 units)                        187,259                 286,928
        Yes         RSI Retirement Trust         International Equity
                                                    (2,550.324 units)                        103,075                 117,978
        Yes         RSI Retirement Trust         Actively Managed Bond
                                                    (12,958.037 units)                       329,823                 451,458
        Yes         RSI Retirement Trust         Intermediate Term Bond
                                                    (12,350.374 units)                       356,593                 396,694
        Yes         RSI Retirement Trust         Short Term Investment
                                                    (55,868.637 units)                     1,005,631               1,200,617
        Yes         Dime Community Bancorp, Inc. Common Stock Fund                         2,590,673               5,620,842

        Yes                                      Employee Loans Receivable
                                                 (63 loans with interest
                                                  rates ranging from 7.0% to
                                                  10.0% and maturities
                                                  ranging from March, 1998 to
                                                  December, 2002                             423,044                 423,044

                                                                                    ---------------- -----------------------
                                                 Total                                    $6,019,152              $9,842,948
                                                                                    ================ =======================

                                                                     SCHEDULE 2
THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997

Item 1 - SINGLE TRANSACTIONS

NONE.

ITEM 2 - SERIES OF TRANSACTIONS

                                                                                                     CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON
      IDENTITY OF           DESCRIPTION        PURCHASE          SELLING           COST OF         TRANSACTION      NET GAIN
    PARTY INVOLVED           OF ASSETS           PRICE            PRICE          ASSET SOLD           DATE          OR (LOSS)
---------------------- -------------------- ---------------  ---------------- ----------------- ---------------- --------------

RSI Retirement
  Trust <F1>           Core Equity Fund            $376,040                                             $376,040

RSI Retirement
  Trust <F1>           Core Equity Fund                              $272,134       <F2>                 272,134        <F2>

RSI Retirement         Emerging Growth
  Trust <F1>             Equity Fund                365,589                                              365,589

RSI Retirement         Emerging Growth
  Trust <F1>             Equity Fund                                  251,534       <F2>                 251,534        <F2>

Marine Midland          Dime Community
  Bank Trust            Bancorp, Inc. Common
  Division              Stock (Short-term
                         Investments)                                 $993,383                          $993,383

<F1>  Party-in-interest.
<F2>  The historical cost of the investments and the resulting net gain or loss are not available.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.



Dated:  June 30, 1998            /s/ VINCENT F. PALAGIANO
                                ________________________________
                                Vincent F. Palagiano
                                CHAIRMAN OF THE BOARD, AND
                                  CHIEF EXECUTIVE OFFICER





Dated:  June 30, 1998            /s/ KENNETH J. MAHON
                                _________________________________
                                Kenneth J. Mahon
                                EXECUTIVE VICE PRESIDENT AND
                                  CHIEF FINANCIAL OFFICER